EXHIBIT 99.2

NEW FSV

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015
(in US dollars)
May 29, 2015

The following management’s discussion and analysis (“MD&A”) has been prepared in respect of the Residential Real Estate Services and Property Services businesses of FirstService Corporation (“FirstService”) to be owned and operated by FirstService Corporation (currently named New FSV Corporation) (“New FSV”) and its subsidiaries upon completion of a proposed court approved Plan of Arrangement involving FirstService, New FSV and others (the “Arrangement”). This MD&A should be read together with the unaudited carve-out combined financial statements and the accompanying notes (the “Carve-out Combined Financial Statements”) of New FSV for the three months ended March 31, 2015 and New FSV’s audited carve-out combined financial statements and MD&A for the year ended December 31, 2014, as well as FirstService’s Management Information Circular dated March 16, 2015 (the “Circular”). The Carve-out Combined Financial Statements have been prepared in accordance with U.S. GAAP. All financial information herein is presented in United States dollars.

New FSV has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, New FSV is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months ended March 31, 2015 and up to and including May 29, 2015.

This MD&A includes references to “adjusted EBITDA”, which is a financial measure not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP financial measure, see “Reconciliation of non-U.S. GAAP financial measures” herein.

Unless the context otherwise permits, indicates or requires, all references in this MD&A to “we”, “our”, “us” and similar expressions are references to New FSV and the Residential Real Estate Services and Property Services businesses of FirstService as they have been proposed to be carved out under the Arrangement into New FSV.

Proposed arrangement

On March 11, 2015, the Board of Directors of FirstService unanimously approved a proposal to separate FirstService into two independent publicly traded companies: (i) a Commercial Real Estate Services company operating principally as Colliers International and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and under several franchise brands including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed spin-off will be implemented through the Arrangement and remains subject to certain conditions. The Arrangement received shareholder approval at an annual and special meeting of shareholders of FirstService held on April 21, 2015. The Arrangement is expected to be completed on June 1, 2015.

The Arrangement would result in two publicly traded entities with the Residential Real Estate Services and Property Services company named “FirstService Corporation”, and FirstService renamed as “Colliers International Group Inc.”, which will retain the Commercial Real Estate Services business. Under the Arrangement, a FirstService shareholder will receive one New FSV Subordinate Voting Share or New FSV Multiple Voting Share for each FirstService Subordinate Voting Share or FirstService Multiple Voting Share held, respectively.

Additional information about the Arrangement can be found in the Circular that can be accessed under FirstService’s public filings at www.sedar.com.

Basis of presentation

The Carve-out Combined Financial Statements, which are discussed below and have been prepared in connection with the Arrangement, present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of the Residential Real Estate Services and Property Services businesses of FirstService as they have been proposed to be carved out under the Arrangement into New FSV and as if operated as a stand-alone entity for the periods presented. The New FSV Carve-out Combined Financial Statements have been derived from the accounting records of FirstService on a carve-out basis. The Carve-out Combined Financial Statements have been prepared on a combined basis and the results do not necessarily reflect what New FSV’s results of operations, financial position, or cash flows would have been had New FSV been a separate entity or future results in respect of New FSV as it is expected to exist on completion of the Arrangement. The basis of presentation is more fully described in Note 1 to the Carve-out Combined Financial Statements.

Unless otherwise expressly provided, the historical financial information presented herein does not give effect to the Arrangement and associated transactions. Detailed information as to these proposed transactions and certain effects of these proposed transactions are included in the Circular under the heading “The Arrangement”.

Combined review

Our operating results for the seasonally slow first quarter were strong. Combined revenue growth was 12% measured in local currencies (11% measured in the reporting currency).

During the first quarter of 2015, we completed two business acquisitions in our Residential Real Estate Services segment. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the first quarter of 2015. These acquisitions, which are in the process of being integrated into our operations, increase the geographic footprint of our existing service lines.

Results of operations - three months ended March 31, 2015

Revenues for our first quarter were $272.2 million, 12% higher than the comparable prior year quarter measured in local currencies. Internally generated revenues were up 8%, while recent acquisitions contributed 4% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $9.3 million versus $7.9 million reported in the prior year quarter. Our Adjusted EBITDA margin was 3.4% of revenues versus 3.2% of revenues in the prior year quarter, primarily as a result of improvements in operating results in the Residential Real Estate Services operations. The operating earnings for the quarter were $1.4 million, versus $1.6 million in the prior year period.

Depreciation and amortization expense totalled $7.0 million for the quarter relative to $6.0 million for the prior year quarter, with the increase related equally to (i) depreciation of fixed assets related to recent investments in IT systems and leasehold improvements and (ii) amortization of intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $1.9 million versus $1.7 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 3.2%, relative to 2.8% in the prior year quarter. The increase in interest expense was primarily attributable to higher average borrowings on FirstService’s revolving credit facility in the current quarter related to acquisitions completed in the past year.

The combined income tax rate for the current quarter was a recovery of 35%. In the prior year quarter, the recovery percentage was not meaningful given the break-even loss before income tax. The statutory rate in both periods was 28%. The current and prior quarter tax rates were affected by the geographic mix of earnings and losses in the seasonally slow first quarter. The effective tax rate for the full year is expected to approximate 35%.

The net loss for the quarter was $0.4 million, versus net earnings of $1.0 million in the prior year quarter. The change was driven by the lower recovery of income tax in 2015.

The non-controlling interest (“NCI”) share of earnings was $1.1 million for the first quarter, relative to $0.9 million in the prior period, and was attributable to the mix of earnings from non-wholly owned operations. The NCI redemption increment for the first quarter was $1.8 million, versus $1.3 million in the prior period, and resulted from increases in the trailing two-year average earnings of non-wholly owned subsidiaries.

The Residential Real Estate Services segment reported revenues of $225.8 million for the first quarter, up 11% versus the prior year quarter measured in local currencies (10% measured in the reporting currency). Excluding the impact of recently completed acquisitions, revenues were up 8%. Internal revenue growth resulted primarily from property management contract wins, particularly in South Florida, the Mid-Atlantic region and Toronto. Adjusted EBITDA was $9.3 million relative to $7.6 million in the prior year quarter. Margins in both periods reflect continued investments in our operating infrastructure to integrate back-office and IT functions across the business; this integration will continue to impact margins until it is completed in 2016. The margin expectation for the full year 2015 is 6.5% to 7.0% and reflects the non-recurrence of the incremental US employee medical benefits costs incurred in 2014.

Revenues from Property Services in the seasonally slow first quarter were $46.4 million, up 15% relative to the prior year period measured in local currencies (14% measured in the reporting currency). Internal growth was 10% as a result of higher system-wide sales at several of our franchise brands as well as strong corporate store revenues at our California Closets operations. Adjusted EBITDA for the quarter was $1.3 million, relative to $1.5 million in the prior year period. The margin for the first quarter was impacted by start-up and staffing costs for a western US regional production center which will supply 6 of our 11 California Closets corporate stores. The regional production center, which is expected to be operational in June 2015, is expected to provide significant economies of scale and improved quality.

Corporate costs were $1.3 million for the quarter, versus $1.2 million in the prior year period.

Carve-out corporate costs

For the purposes of the Carve-out Combined Financial Statements, a portion of the corporate costs including salaries, stock-based compensation, costs associated with FirstService being a public company, and other administrative expenses were allocated to New FSV. These costs are shown under the “Corporate” heading in operating segment reporting (see note 11 to the Carve-out Combined Financial Statements) and totalled $1.3 million for the three months ended March 31, 2015 (2014 - $1.2 million). The allocation was based on costs specifically identifiable with New FSV, and for shared resources such as employees the allocation was based on management’s best estimate. The allocated corporate costs are not necessarily indicative of corporate costs to be incurred by New FSV after completion of the Arrangement.

Summary of quarterly results
(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2015
Revenues	$272,189
Operating earnings	1,407
Net earnings (loss)	(434)

YEAR ENDED DECEMBER 31, 2014
Revenues	$245,594	$292,205	$312,029	$282,174
Operating earnings	1,627	19,118	20,004	4,872
Net earnings	967	19,420	13,602	(7,797)

YEAR ENDED DECEMBER 31, 2013
Revenues	$229,250	$267,603	$282,761	$258,473
Operating earnings	3,004	524	24,901	8,654
Net earnings	683	(204)	12,395	5,578

OTHER DATA
Adjusted EBITDA - 2015	$9,321
Adjusted EBITDA - 2014	7,934	$25,362	$28,310	$13,391
Adjusted EBITDA - 2013	9,141	21,867	31,913	15,992

Seasonality and quarterly fluctuations

Certain segments of the operations of New FSV are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The Residential Real Estate Services segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. These operations reach a seasonal low point in the first quarter.

The Property Services segment includes outdoor painting franchise operations, which generate the majority of their revenues during the second and third quarters. These operations reach a seasonal low point in the first quarter.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA”, which is a financial measure not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss), adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. New FSV uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine New FSV’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because New FSV believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of its service operations. New FSV believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. New FSV’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2015	2014

Net earnings (loss)	$(434)	$967
Income tax	(229)	(1,010)
Other (income) expense	202	(63)
Interest expense, net	1,868	1,733
Operating earnings	1,407	1,627
Depreciation and amortization	6,998	5,951
Acquisition-related items	247	(17)
Stock-based compensation expense	669	373
Adjusted EBITDA	$9,321	$7,934

We believe that the presentation of adjusted EBITDA, which is a non-U.S. GAAP financial measure, provides important supplemental information to management and investors regarding financial and business trends relating to the financial condition and results of operations of New FSV. We use this non-U.S. GAAP financial measure when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of New FSV. Adjusted EBITDA is not calculated in accordance with U.S. GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP. Non-U.S. GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with U.S. GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

Liquidity and capital resources

Historically, the liquidity requirements of the business which will form New FSV have been met through debt financing from FirstService and through cash generated from operations. At March 31, 2015, current and non-current debt allocated to us from FirstService totalled $247.0 million (December 31, 2014 - $239.4 million).

Under the Arrangement, New FSV has agreed to repay, immediately after the effectiveness of the Arrangement, all of the allocated debt that it owes to FirstService at that time. In conjunction with the completion of the Arrangement, it is expected that New FSV will enter into a new revolving credit facility with a syndicate of lenders and will draw on this facility in order to repay a portion the allocated debt. It is expected that this new revolving credit facility will have a committed amount of $200 million, a 5 year term and bear interest at 1.25% to 2.50% over floating reference rates, depending on leverage ratios, and, in addition to funding the allocated debt, will be available to fund working capital requirements and other general corporate purposes.

In January 2013, FirstService completed a private placement of $150 million in 3.84% Senior Notes with a twelve year term, due January 16, 2025 with a group of US institutional investors. The 3.84% Senior Notes are repayable in 5 equal annual instalments beginning on January 16, 2021. The full principal amount of these 3.84% Senior Notes will be assumed by New FSV under the Arrangement, and the interest rate will be 3.84% to 4.84%, depending on leverage ratios.

We generated cash flow from operating activities of $18.7 million for the three months ended March 31, 2015, relative to a usage of $13.1 million in the prior year. Operating cash flow increased in 2015 primarily as result of a significant reduction in cash usage on accrued liabilities, in particular the timing of payroll accruals, and improved collection of accounts receivable. We expect that cash flows from operations in 2015, together with cash on hand and availability under the new revolving credit facility, will be more than sufficient to fund New FSV’s requirements for investments in working capital, fixed assets, business acquisitions and dividend payments.

During the first quarter of 2015, we invested cash in acquisitions as follows: an aggregate of $4.2 million (net of cash acquired) in three new business acquisitions, $1.6 million in contingent consideration payments related to previously completed acquisitions, and $7.6 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $7.5 million as at March 31, 2015 (December 31, 2014 - $6.7 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to January 2017. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of December 31, 2014 will ultimately be paid.

Capital expenditures for the first quarter were $3.6 million (2014 - $4.3 million), which consisted primarily of service vehicles in both operating segments as well as production equipment for the California Closets regional production center in the Property Services segment.

Net indebtedness allocated by FirstService for purposes of the Carve-out Combined Financial Statements as at March 31, 2015 was $201.8 million (December 31, 2014 - $172.6 million). Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. FirstService was in compliance with the covenants of its financing agreements as at March 31, 2015. New FSV expects to remain in compliance with such covenants going forward (being the new revolving credit facility described above and Senior Notes being assumed under the Arrangement).

The following table summarizes our contractual obligations as at March 31, 2015:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than				After
	Total	1 year	1-3 years	4-5 years		5 years

Long-term debt	$245,514	$16,359	$79,155	$		$150,000
Capital lease obligations	1,460	606	711		143	-
Contingent acquisition consideration	7,090	5,037	2,053		-	-
Operating leases	87,737	18,005	28,344		20,137	21,251

Total contractual obligations	$341,801	$40,007	$110,263		$20,280	$171,251

At March 31, 2015, we had commercial commitments totaling $7.7 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our Senior Notes at a weighted average interest rate of 3.8%.

Redeemable non-controlling interests

In operations where managers or employees are also non-controlling owners, New FSV is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to New FSV at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired the stock, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2015	2014

Residential Real Estate Services	55,448	59,466
Property Services	18,954	20,605
	$74,402	$80,071

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2015, the RNCI recorded on the balance sheet was $75.1 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares, at the option of New FSV.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for New FSV on January 1, 2017. We are currently assessing the impact of this ASU on our financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for New FSV on January 1, 2016, at which time the guidance will be applied retrospectively.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. Under the rules of the CSA, New FSV is permitted to prepare its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Risks and risk management

In the normal course of business, we will be exposed to operating and financial risks that may potentially impact our operating results. We employ risk management strategies with a view to mitigating certain of these risks. These risk management strategies, and the associated risks, are summarized below. For a further discussion of these and certain other risks affecting our business, see “Risk Factors” in Appendix “I” to the Circular.

Economic conditions, especially as they relate to credit conditions and consumer spending
During periods of economic slowdown or contraction, our business is impacted directly. Consumer spending directly impacts our Property Services operations businesses because as consumers spend less on property services, our revenues decline. These factors could also negatively impact the timing or the ultimate collection of accounts receivable, which would negatively impact our operating revenues, profitability and cash flow.

Our Property Services business is primarily conducted using a franchising operating model, which has low fixed operating costs. In the event of an economic contraction, steps can be quickly taken to reduce variable costs to adjust to lower revenues.

Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions
We provide various services at residential properties. Property values and consumer confidence are strongly correlated with demand for our services, including painting, closet installation, general maintenance, collections and resale processing.

Our business is diversified across several market segments and geographic territories across North America, serving to temper the effects of residential real estate cycles on our combined results. Continued diversification strategies such as expanding our customer base, broadening product offerings and expanding our geographic reach are expected to moderate residential real estate cycle impacts.

Extreme weather conditions impact demand for our services or our ability to perform those services
Natural disasters, such as hurricanes, can have a direct impact on our operations. These events damage property, which require various services that our companies offer such as restoration and large-scale landscaping. They may also harm our employees, systems, facilities and franchisees, resulting in an inability to serve clients and generate revenues.

We have disaster recovery plans in place at our operations to protect employees and computer systems. Our geographic diversification reduces the expected impact of any given extreme weather event on the business overall.

Unexpected increases in operating costs, such as insurance, workers' compensation, and health care
As a services company, the costs of providing services to our customers can fluctuate. Certain operating costs, such as insurance, workers’ compensation and health care are based on market rates which we cannot control and, absent an offsetting price increase in our services, have a direct impact on our operating margins.

We endeavor to closely monitor increases in these operating costs, such that changes are considered when contemplating pricing on client contracts. We also endeavor to obtain the most cost-effective pricing and plan design for these items, which may include self-insurance.

Changes in the frequency or severity of insurance incidents relative to our historical experience
Adverse changes in claims experience could increase our insurance costs and/or increase the risk of being unable to renew insurance coverage at our operations. In each of our operating segments, we effectively self-insure certain risks, with a layer of third-party insurance for catastrophic claims. An increase in the frequency or severity of claims in these areas could materially affect our financial position and results of operations. There can be no assurance that we will be able to obtain insurance coverage on favourable economic terms in the future.

We have risk management protocols in place that are designed, among other things, to ensure safe workplace practices for our employees and to ensure our client contracts provide equitable limits on our exposure to claims. We engage insurance consultants to assist us in obtaining appropriate insurance coverage at cost-effective rates.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments outstanding.

Transactions with related parties

The Arrangement provides that New FSV and FirstService enter into a transitional services and separation agreement that will take effect if the Arrangement is completed. Among other things, this agreement will outline the settlement of carve-out balances that become third party balances at the date of the completion of the Arrangement. Outstanding balances between New FSV and FirstService (other than long-term debt) have been reflected in the Net Investment account in the Carve-out Combined Financial Statements.

During the three months ended March 31, 2015, New FSV paid its Commercial Real Estate Services affiliates fees for leasing advisory services totalling $0.1 million (2014 - $0.2 million).

Off-balance sheet arrangements

New FSV does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

Legal and other contingencies

Due to the size, complexity and nature of our operations, various legal matters are pending. Exposure to these claims is mitigated through levels of insurance coverage considered appropriate by management and by active management of these matters. In the opinion of management, none of these matters will have a material effect on combined financial position or results of operations of New FSV.

Outstanding share data

Immediately following the completion of the Arrangement, the authorized capital of New FSV will consist of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. New FSV will have the same number of outstanding Subordinate Voting Shares and Multiple Voting Shares as FirstService immediately prior to the completion of the Arrangement. On the date hereof, there are 34,644,911 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares of FirstService outstanding. In addition, the same number of Subordinate Voting Shares of New FSV will be issuable upon exercise of options granted under the New FSV Stock Option Plan as are currently issuable under the FirstService Stock Option Plan (being, at the date hereof, 1,656,250 Subordinate Voting Shares of FirstService).

Responsibility of management and the board of directors

Management is responsible for the information disclosed in this MD&A and the accompanying Carve-out Combined Financial Statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, FirstService’s Audit Committee, on behalf of the Board of Directors of FirstService, provides an oversight role with respect to all public financial disclosures made by FirstService and its related entities, and has reviewed and approved this MD&A and the accompanying Carve-out Combined Financial Statements. The Audit Committee of FirstService is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures and internal control over financial reporting.

Note to readers

Until the Arrangement is effected, New FSV will have no assets or liabilities, will conduct no operations and will not issue any shares in its capital stock. Pursuant to the Arrangement, FSV Holdco ULC will become a wholly-owned subsidiary of New FSV, FSV Holdco ULC will be wound-up into New FSV and New FSV will change its name to “FirstService Corporation”, which will be a public corporation independent from FirstService.

Unless otherwise indicated, the disclosure in this MD&A has been prepared assuming that the Arrangement has been effected and that New FSV was a stand-alone entity for all historical periods described. Where reference is made to historical financial information of New FSV in this MD&A, it is the historical financial information of the Residential Real Estate Services and Property Services businesses of FirstService as they have been proposed to be carved out under the Arrangement into New FSV and as if operated as a stand-alone entity for the periods presented. The historical financial information included in this MD&A does not necessarily reflect what New FSV’s results of operations, financial position or cash flows would have been had New FSV been a stand-alone entity during the periods presented. See “Risk Factors” in Appendix “I” to the Circular.

Forward-looking information

This MD&A contains information that constitutes “forward-looking information” within the meaning of applicable securities laws. Information included in this MD&A that is not a statement of historical fact is forward-looking information. When used in this MD&A, words such as “plans”, “intends”, “outlook”, “expects”, “anticipates”, “estimates”, “believes”, “likely”, “should”, “could”, “will”, “may” and similar expressions are intended to identify statements containing forward-looking information. In developing the forward-looking information in this MD&A, we have made certain assumptions with respect to general economic and industry growth rates, currency exchange and interest rates, competitive intensity and shareholder and regulatory approvals. As noted under “Note to readers”, we have also assumed, unless the context otherwise requires, that the Arrangement has been effected and that New FSV has become an independent, public corporation for all historical periods described.

Forward-looking information involves known and unknown risks and uncertainties and other factors, which may cause or contribute to actual results of New FSV that are materially different from any future results, performance or achievements expressed or implied by such forward-looking information, including, but not limited to, risks and uncertainties related to: the unreliability of historical financial information of FirstService as an indicator of historical or future results of New FSV; potential tax liabilities if the requirements of the tax-deferred spinoff rules are not met; obtaining financing on a stand-alone basis; there being no market for our shares and the potential for any market that may develop being volatile; sales of a substantial number of our shares; economic conditions, especially as they relate to credit conditions and consumer spending; residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions; extreme weather conditions impacting demand for our services or our ability to perform those services; competition in the markets served by New FSV; labour shortages or increases in wage and benefit costs; the effects of changes in interest rates on our cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices; changes in the frequency or severity of insurance incidents relative to our historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar denominated revenues and expenses; our ability to make acquisitions at reasonable prices and successfully integrate acquired operations; political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

The foregoing factors should not be considered as exhaustive. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. For a further discussion of factors that could cause actual results to differ materially from the forward-looking information, see the risk factors discussed under “Risk Factors” in the Circular and under “Risk Factors” in Appendix “I” to the Circular as well as “Forward-Looking Information” in the Circular. Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by either FirstService or New FSV that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the statements containing forward-looking information that are included in this MD&A are made as of the date specified above, and neither FirstService nor New FSV undertakes any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. The forward-looking information contained herein is expressly qualified by this cautionary statement.